                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 4)

                               SCHEID VINEYARDS INC.
                               ---------------------
                                  (NAME OF ISSUER)

                  CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                  ------------------------------------------------
                           (TITLE OF CLASS OF SECURITIES)

                                    806403 10 1
                                    -----------
                                   (CUSIP NUMBER)

                                  ALFRED G. SCHEID
                               13470 WASHINGTON BLVD.
                          MARINA DEL REY, CALIFORNIA 90292
                                   (310) 301-1555
      ------------------------------------------------------------------------
                   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                SEPTEMBER 3, 1998
      -----------------------------------------------------------------------
                        (DATE OF EVENT WHICH REQUIRES FILING
                                 OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 806403 10 1                        13D                      Page 2
                                             ---                      ------

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1    NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     ALFRED G. SCHEID

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  /X/
     (See Instructions)                                     (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)       / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
NUMBER                             1,649,589 (See Item 5 of this Filing)
OF
SHARES                   .......................................................
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                      NONE
REPORTING
PERSON                   .......................................................
WITH                     9    SOLE DISPOSITIVE POWER
                              1,649,589 (See Item 5 of this Filing)

                         .......................................................
                         10   SHARED DISPOSITIVE POWER
                              NONE

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,649,589 (See Item 5 of this Filing)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                       / X /
                                        (See Item 5 of this Filing)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.6% (25.4% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK) (See Item 5 of this Filing)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN

--------------------------------------------------------------------------------

CUSIP NO. 806403 10 1                        13D                      Page 3
                                             ---                      ------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ALFRED G. SCHEID, AS TRUSTEE OF THE ALFRED G. SCHEID REVOCABLE TRUST, DATED OCTOBER 8, 1992

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  /X/
     (See Instructions)                                     (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)



--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)       / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION



--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
NUMBER                        1,649,589 (See Item 5 of this Filing)
OF
SHARES                   .......................................................
BENEFICIALLY             8    SHARED VOTING POWER
OWNED BY                      NONE
REPORTING
PERSON                   .......................................................
WITH                     9    SOLE DISPOSITIVE POWER
                              1,649,589 (See Item 5 of this Filing)

                         .......................................................
                         10   SHARED DISPOSITIVE POWER
                              NONE

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,649,589 (See Item 5 of this Filing)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                     / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     34.6% (25.4% OF OUTSTANDING SHARES OF CLASS A COMMON STOCK ASSUMING ALL OUTSTANDING SHARES OF CLASS B COMMON STOCK ARE CONVERTED INTO SHARES OF CLASS A COMMON STOCK) (See Item 5 of this Filing)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D relates to the Class A Common Stock, $.001 par value (the "Class A Common Stock"), of Scheid Vineyards Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 13470 Washington Blvd., Marina del Rey, California 90292.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  NAME

     This Amendment No. 4 to Schedule 13D is filed by (1) Alfred G. Scheid with respect to shares of Class A Common Stock deemed to be beneficially owned by him and (2) Alfred G. Scheid, as Trustee ("Trustee") of the Alfred G. Scheid Revocable Trust, dated October 8, 1992 (the "Trust"), with respect to shares of Class A Common Stock deemed to be beneficially owned by him in such capacity. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act.

     This Amendment No. 4 to Schedule 13D amends the amended and restated
     Schedule 13D (Amendment No. 1), previously filed by the Reporting Persons on January 9, 1998, as amended by Amendments Nos. 2 and 3 thereto previously filed by the Reporting Persons on April 29, 1998 and May 15, 1998. Only items or portions of items that are being amended are set forth in this Amendment No. 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Beneficial ownership is determined in accordance with Section 13(d) of the Act and the rules of the Securities and Exchange Commission promulgated thereunder and generally includes voting or investment power (including dispositive power) with respect to securities. Shares of Class A Common Stock into which each Reporting Person's shares of Class B Common Stock may be converted on a one-for-one basis (as described below) within 60 days of the date of this Schedule 13D are deemed outstanding for computing the percentage of each Reporting Person's beneficial ownership of Class A Common Stock, but no other shares of Class A Common Stock into which any other person's shares of Class B Common Stock may be converted are deemed outstanding for purposes of computing the percentage of any Reporting Person's beneficial ownership of Class A Common Stock.

     Each share of Class B Common Stock has five votes compared to one vote for each share of Class A Common Stock on each matter upon which the holders of Class A Common Stock and Class B Common Stock vote together as a single class. The holders of the Class A Common Stock and the Class B Common Stock generally vote together as a single class on all matters except the election of Directors. The Class B Common Stock is convertible at the option of the holder thereof for shares of Class A Common Stock on a one-for-one share basis, subject to certain restrictions on transfer. Upon the occurrence of certain events, shares of the Class B Common Stock will automatically convert into shares of Class A Common Stock on a one-for-one basis.

     As of the date of this filing, Mr. Scheid, individually and as Trustee, is the beneficial owner of 1,649,589 shares of Class A Common Stock. These shares represent approximately 34.6% of the aggregate number of shares of Class A Common Stock (4,770,989) outstanding and deemed to be outstanding for purposes of this calculation. If all 3,375,000 outstanding shares of Class B Common Stock were converted to Class A Common Stock, Mr. Scheid, individually and as Trustee, would be the beneficial owner of approximately 25.4% of the outstanding shares of Class A Common Stock (6,496,400). The 1,649,589 shares of Class B Common Stock owned beneficially by Mr. Scheid, individually and as Trustee, constitute approximately 41.2% of the total combined voting power of the Class A Common Stock and the Class B Common Stock (when voting as a single class) and approximately 48.9% of the total voting power of the Class B Common Stock.

     Mr. Scheid's wife, as trustee of a trust for her benefit, owns 100,000 shares of Class B Common Stock and is the beneficial owner of 100,000 shares of Class A Common Stock, representing approximately 3.1% of the aggregate number of shares of Class A Common Stock (3,221,400) outstanding and deemed to be outstanding for purposes of this calculation. Mr. Scheid does not have any voting power or investment power with respect to the shares owned by his wife, and he disclaims beneficial ownership of such shares.

(b) Mr. Scheid has the sole power to vote or to direct the voting of securities he holds as Trustee, as well as the investment power, including the power to dispose or to direct the disposition, of the shares he holds as Trustee.

(c) On September 3, 1998, Mr. Scheid made various gifts to his children of an aggregate of 60,000 shares of Class B Common Stock. These shares have retained their status as shares of Class B Common Stock in the hands of the donees.

     Mr. Scheid has not effected any transactions in the Class A Common Stock other than as described herein during the 60 days prior to the date of this
     Schedule 13D.

(d)  Not Applicable.

(e)  Not Applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the terms of an Amended and Restated Buy-Sell Agreement, dated as of December 31, 1997, (the "Buy-Sell Agreement"), among the Company, the Trustee and certain other holders of Class B Common Stock, no holder of shares of Class B Common Stock (other than the Trustee) may, with limited exceptions, transfer such stock or convert such stock into Class A Common Stock without first offering such stock to the Company and then to certain other parties to the Buy-Sell Agreement. A copy of the Buy-Sell Agreement is attached hereto as EXHIBIT A and incorporated herein by this reference. The Buy-Sell Agreement applies to a broad range of transfers and dispositions other than transfers to (i) the Company, (ii) any other Class B stockholder, (iii) a current or former spouse or direct lineal descendant of any Class B stockholder including without limitation, adopted persons (if adopted during minority) and persons born out of wedlock, and excluding foster children and stepchildren, (iv) a trust under which all of the beneficiaries are persons described in clauses (ii) or (iii) above, and (v) a corporation, partnership or limited liability company, all of the equity interests of which are owned by persons or entities described in clauses (i), (ii), (iii), and (iv) above or corporations, partnerships and limited liability companies described in clause (v).

Pursuant to an Underwriting Agreement (the "Underwriting Agreement"), dated
May 7, 1998, among the Company, Mr. Scheid, certain other stockholders of the Company and Cruttenden Roth Incorporated (the "Representative") as the representative of the several underwriters named therein, Mr. Scheid has agreed, subject to certain exceptions, not to sell or otherwise dispose of any securities of the Company for 180 days after the date of the final prospectus for the offering (May 8, 1998). The Underwriting Agreement exempts certain transfers and dispositions permitted pursuant to the terms of the Buy-Sell Agreement and certain other transfers and dispositions, including the gift transactions described in Item 5(c) above. A copy of the Underwriting Agreement is attached hereto as EXHIBIT B and incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A                Amended and Restated Buy-Sell Agreement, dated
                              December 31, 1997, among Scheid Vineyards Inc. and the holders of Class B Common Stock named therein.

     Exhibit B                Underwriting Agreement, dated May 7, 1998, among
                              Scheid Vineyards Inc., Alfred G. Scheid, individually and as Trustee of the Alfred G.
                              Scheid Revocable Trust dated October 8, 1992, certain other selling stockholders named therein, and Cruttenden Roth Incorporated, as
                              Representative of the several underwriters named therein.

                                     SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 29, 1998

                                   /s/ ALFRED G. SCHEID
                                   ---------------------------------------
                                   Alfred G. Scheid, individually

                                   /s/ ALFRED G. SCHEID
                                   ---------------------------------------
                                   Alfred G. Scheid, as Trustee of the
                                   Alfred G. Scheid Revocable Trust, dated
                                   October 8, 1992

                                   EXHIBIT INDEX


 Exhibit  Document Description           Method of Filing
 -------  --------------------           ----------------
    A     Amended and Restated Buy-Sell  Incorporated by reference to Exhibit A
          Agreement.                     to Amendment No. 1 to Schedule 13D
                                         filed by the Reporting Persons on
                                         January 9, 1998.

    B     Underwriting Agreement         Incorporated by reference to Exhibit C
                                         to Amendment No. 3 to Schedule D filed
                                         by the Reporting Persons on May 15,
                                         1998.